SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
CROWLEY MARITIME CORPORATION

(Name of Subject Company (Issuer))
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY

(Names of Filing Persons (Offeror))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,554,110	$2,872.11
*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 4 TO TENDER OFFER STATEMENT
This Amendment No. 4 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Tender Offer Statement filed with the SEC on March 22, 2007, and as amended and supplemented by Amendment No. 2 to Tender Offer Statement filed with the SEC on April 13, 2007, and as amended and supplemented by Amendment No. 3 to Tender Offer Statement filed with the SEC on April 23, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley and Molly M. Crowley. The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
Items 1 through 9 and 11
     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows (changed language is marked to show deletions/additions to existing text):
     (1)     The Offer to Purchase, in “Summary Term Sheet”, is hereby amended by adding the following new section after the section entitled “Do you have any agreements with any Crowley Maritime stockholders regarding the Offer?”:
How are the interests of certain Crowley affiliates in the Offer and Merger different from those of the Unaffiliated Stockholders?
Unaffiliated Stockholders are entitled to receive in the Offer $2,990 per share of Common Stock in cash and, unless you demand payment of the judicially appraised fair value, the same amount of cash in the Merger. Certain persons and entities that are affiliates of Crowley Maritime and beneficially own equity in Crowley Maritime—Thomas B. Crowley, Jr. (other than in respect of his deemed beneficial ownership of Common Stock through the Crowley Foundation), Christine S. Crowley and Molly M. Crowley—will not receive cash as a result of the Offer and the Merger. Rather, by virtue of the Contribution Agreement, after the Offer has expired, they will exchange their current equity in Crowley Maritime for equity in the Purchaser that will become equity of the surviving corporation after the Merger. As a beneficial owner of the equity held by the Marital Trust under the Thomas B. Crowley Trust, Molly M. Crowley will be deemed to have exchanged 32,601 shares of Common Stock, 46,138 shares of Class N and 225,848 shares of Series A Preferred for 31,478 Purchaser Common Stock and 66,282 shares of Purchaser Class N (60.1% of the current economic interest for 74.6% of the future economic interest). As the record and beneficial owner of 684 shares of Common Stock and the beneficial owner of 4,355 shares of Common Stock and 15,211 shares of Series A Preferred held by Crowley Asset Management, Christine S. Crowley will be deemed to have exchanged these shares for 6,306 shares of Purchaser Common Stock (3.1% of the current economic interest for 4.8% of the future economic interest). As the beneficial owner of all equity held of record by the Crowley Group (including the equity beneficially owned by Molly M. Crowley and Christine S. Crowley), Thomas B. Crowley, Jr. will be deemed to have exchanged 43,992 shares of Common Stock, 46,138 shares of Class N and 314,794 shares of Series A Preferred for 50,280 Purchaser Common Stock and 66,282 shares of Purchaser Class N (71.7% of the current economic interest for 88.9% of the future economic interest). (The shares of Purchaser Common Stock are subject to increase in an amount equal to the number determined by dividing the amount of accrued but unpaid dividends on the Series A Preferred on the date the Purchaser accepts for payment the shares of Common Stock validly tendered and not withdrawn by $1,200 with a corresponding increase in the economic interest.)
In addition, any Crowley Maritime officers that are “affiliates” and participants in one or more of the Plans will indirectly have differing interests from the Unaffiliated Stockholders, since the Plans will also exchange their Common Stock for Purchaser Common Stock. None of these indirect interests is material.
     (2)     The Offer to Purchase, in “Special Factors—Purpose and Structure of the Offer and the Merger; Purchaser’s Reasons for the Offer and the Merger”, is hereby amended as follows:
              (i)     The following new second paragraph is hereby added after the first paragraph thereof:
The amount of third party costs avoided on an annual basis, once Crowley Maritime is subject to the certification requirements of Section 404 of Sarbanes-Oxley, is estimated at approximately $2.4 million, of which approximately $2.2 million represents additional accounting and auditing costs as well as the costs of maintaining documentation associated with maintaining and auditing internal controls over financial reporting for a public company. This does not take into account the value of the time of Crowley Maritime personnel involved in preparing periodic reports and proxy statements, or otherwise engaged in activities that arise solely because Crowley Maritime is a public reporting company.
              (ii)     The current second paragraph (new third paragraph) thereof is amended to read in its entirety as follows:
Although Franklin was initially filed in December 2004, serious settlement negotiations did not commence until early December 2006. The structure of the acquisition as a cash tender offer followed by a cash “short form” merger that resulted from the negotiations satisfied a number of objectives. As the plaintiffs were seeking to have the lawsuit certified as a class action, from Crowley Maritime’s perspective this structure provided the same opportunity to all Unaffiliated Stockholders (i.e., the purported class referred to in the lawsuit) to sell their shares of Common Stock, which a purchase of the shares of only the named plaintiffs would not provide. As structured, it gives the plaintiffs and the other public stockholders cash for ^their shares of Common Stock as promptly and efficiently as practicable. The Offer also is intended to enable the Purchaser to acquire beneficial ownership of at least 95% of the shares of each class of capital stock of Crowley Maritime outstanding (after giving effect to the successful completion of the Offer by the Purchaser and the contributions of Crowley Maritime capital stock to the Purchaser by the Continuing Stockholders in exchange for voting and non-voting common stock of the Purchaser pursuant to the Contribution Agreements) so that the short-form merger can be accomplished. Since the Crowleys shared the same goals of settling Franklin and returning Crowley Maritime to family ownership, they also favored a structure best suited to accomplishing the dual purposes. The Crowleys considered three alternative transaction structures: “long-form” merger, issuer tender offer and reverse stock split. The Crowleys viewed the first two alternatives as being inferior to the chosen structure. The Crowleys chose not to pursue a reverse stock split because that transaction would have required compliance with California securities laws (which, in turn, raised execution and timing risks).
     (3)     The Offer to Purchase, in “Special Factors—The Merger; Plans for Crowley Maritime After the Offer and the Merger; Certain Effects of the Offer”, is hereby amended by adding the following two new sentences before the last sentence thereof:
In such case, holders of shares of Common Stock will lose the rights and protections that the federal securities laws afford to stockholders of public companies. Furthermore, Crowley Maritime would no longer have to comply with the substantive requirements that the federal securities laws, including the Sarbanes-Oxley Act, impose on public companies, and its officers and directors and significant beneficial owners would no longer have to report transactions in Crowley Maritime equity securities.
     (4)     The Offer to Purchase, in “Special Factors—Reports Related to the Offer and the Merger— Report of FMV”, is hereby amended to read in its entirety as follows:
The Purchaser^ received an opinion regarding the fair market value of a share of the non-voting Class N common stock of the Purchaser (the “Purchaser Class N”) expressed as a fraction of a voting share of common stock of the Purchaser (the “Purchaser Common Stock”). The purpose of the opinion was to aid the Purchaser in determining, in connection with the contributions to the Purchaser of Common Stock, Series A Preferred and Class N by the Crowley Group, how many shares of Purchaser Class N would be appropriate to exchange, in lieu of Purchaser Common Stock, for a portion of the Common Stock held by one of the members of the Crowley Group, The Marital Trust Under the Thomas B. Crowley Trust. The opinion, which was prepared by FMV Opinions, Inc. (“FMV”), concluded that the fair market value of a share of Purchaser Class N was reasonably stated in the amount of 99% of the fair market value of a share of Purchaser Common Stock. The opinion specifically states that the estimate of value is only relative to the Purchaser Common Stock, not as a cash equivalent value estimate, and specifically did not address the fairness of any transaction. The opinion also does not assign a dollar value to either the Common Stock or the Class N.
FMV has been engaged for nearly two decades in providing specialized financial opinions, property appraisals, and tax and business valuations. FMV was selected by the Purchaser because it previously had been engaged by Crowley Asset Management L.P. to perform valuation work for estate planning purposes, and was therefore somewhat familiar with Crowley Maritime and its operations.
For purposes of rendering its opinion, FMV:
•	reviewed Crowley Maritime’s annual reports on Form 10-K for each of the five fiscal years ended December 31, 2006 in order to understand the financial condition of Crowley Maritime, its earnings capacity, and the nature and value of its tangible and intangible assets;

•	reviewed the historical prices and trading volume for Crowley Maritime’s voting and non-voting common stock;

•	reviewed a capitalization table of Crowley Maritime and the Purchaser;

•	analyzed the performance and valuation metrics of certain public companies that have both voting and non-voting securities;

•	analyzed the outlook of the economy and the marine shipping industry; and

•	reviewed valuation industry studies and academic research regarding voting stock premiums and decisions in relevant court cases involving the value of voting relative to non-voting securities.
Analysis of Discounts on Non-voting Stock
              In arriving at its opinion, FMV analyzed discounts and premiums on non-voting or lesser-voting stock versus voting or super-voting stock for 10 public companies. The stocks of the companies analyzed are the same in all material respects with the exception of voting rights. Nine of the 10 companies analyzed had publicly traded voting and non-voting common stock while one had publicly traded voting and super-voting shares. These companies included:

Bandag, Inc.	Viacom, Inc.
Comcast Corp.	Brown-Forman Corp.
Tecumseh Products, Co.	Crawford & Co.
Radio One, Inc.	Molex, Inc.
CBS Corp.	Tronox, Inc.
              For each of these companies, FMV analyzed the spot price as well as 20-day, 50-day and 200-day average share prices of the voting or super voting stock as compared to the non-voting or lesser-voting stock in order to analyze discounts or premiums on non-voting stock relative to voting stock. The follow table provides a summary of the data analyzed.

(Discounts)/Premiums on Non-Voting Stock Relative to Voting Stock
(All 10 Selected Stocks)

		20-Day	50-Day	200-Day
		Average	Average	Average
	Spot Price	Price	Price	Price
	(Discount)/	(Discount)/	(Discount)/	(Discount)/
	Premium	Premium	Premium	Premium
High	2.5%	5.0%	4.8%	5.9%

Low	(11.6%)	(- 11.0%)	(13.2%)	(13.5%)

Mean	(2.1%)	(1.8%)	(2.4%)	(3.2%)

Median	(.3%)	(.3%)	(.3%)	(.3%)

Selected			(1%)

              As trading volume can significantly influence the price spread between voting and non-voting stock, FMV also considered implied discounts on the five most liquid companies’ non-voting stocks.1 The following table provides a summary of the data analyzed.
(Discounts)/Premiums on Non-Voting Stock Relative to Voting Stock
(5 Most Liquid Stocks)

		20-Day	50-Day	200-Day
		Average	Average	Average
	Spot Price	Price	Price	Price
	(Discount)/	(Discount)/	(Discount)/	(Discount)/
	Premium	Premium	Premium	Premium
High	2.5%	2.6%	1.9%	0.7%

Low	(11.6%)	(- 11.0%)	(11.2%)	(13.5%)

Mean	(2.0%)	(1.9%)	(2.1%)	(2.7%)

Median	(0.0%)	(0.1%)	(0.1%)	(0.0%)

Selected			(1%)

              In addition to analyzing implied discounts on a set of publicly traded companies, FMV also considered voting premiums analyzed in various professional studies. Accordingly, FMV considered certain studies of voting premiums performed in 1983, 1991 and 1996. FMV found that the mean and median premiums on voting shares (as compared to non-voting shares), as determined in the latest study performed in 1996, were 2.05 percent and 1.46 percent, respectively, implying mean and median discounts (inverses of premiums) of 2.01 percent and 1.44 percent, respectively. The 1983 and 1991 studies showed mean premiums of 5.4 percent and 3.5 percent, respectively, which represent discounts of 5.1 percent and 3.4 percent, respectively.

[1]	“Most liquid companies” is defined as the five companies with the highest volume for the least-actively traded security. These were Comcast, CBS, Viacom, Molex, and Tronox.

Conclusion
              Based on the aforementioned analysis, FMV found that current data suggests a range of discounts of approximately 0.5 percent to 2.5 percent. FMV selected a discount of 1.0 percent, which is slightly below the mid-point of the indicated range given the relatively high concentration of voting control in the Purchaser, which makes voting rights less useful than where a single party has less unilateral control. Accordingly, based on the aforementioned 1.0 percent discount, FMV rendered its opinion that the fair market value of a share of non-voting stock in the Purchaser is reasonably estimated at 99 percent of the fair market value of a voting share. FMV noted that this comparison is valid only with regard to a minority interest in the voting shares of Purchaser.
Neither FMV nor any of its employees has a present or intended financial interest in the Purchaser or Crowley Maritime, and FMV is entitled to a fixed fee of $18,000, plus out-of-pocket expenses for rendering the opinion. ^ A copy of the opinion will be made available for inspection and copying at the principal executive offices of Crowley Maritime in Jacksonville, Florida, during its regular business hours by any interested stockholder or any representative of a stockholder designated as such in writing.
     (5)      The Offer to Purchase, in “The Tender Offer—Section 7. Certain Information Concerning Crowley Maritime” in the section entitled “Crowley Maritime Corporation—Selected Consolidated Financial Information”, is hereby amended by adding the following new paragraphs after the current penultimate paragraph:
              In a Form 8-K dated April 20, 2007, Crowley Maritime announced its preliminary, unaudited financial results for the first quarter ended March 31, 2007. Total revenues for the first quarter of 2007 are expected to be between $350 million and $387 million, compared with total revenues of $327.8 million for the first quarter of 2006. Operating income for the first quarter of 2007 is expected to be between $56 million and $62 million, compared with operating income of $20 million for the first quarter of 2006. Net income attributable to common stockholders for the first quarter of 2007 is expected to be between $31 million and $35 million ($235.05 - $259.80 basic earnings per common share and $197.54 — $218.34 diluted earnings per common share) compared with $9.5 million ($70.96 basic earnings per common share and $61.42 diluted earnings per common share) for the first quarter of 2006. The significant reasons for the increase in 2007 compared with 2006 are discussed below.
              As previously disclosed in Crowley Maritime’s Annual Report on Form 10-K for 2006, Crowley Maritime’s Marine Services segment successfully completed a no-cure-no-pay contract and sold a vessel during the first quarter of 2007. Crowley Maritime’s Marine Services segment also settled a Lloyd’s Standard Form of Salvage Agreement or “Lloyd’s Open Form” (“LOF”) contract during the first quarter of 2007. These events are expected to contribute between $31.9 million and $35.2 million to operating income for the first quarter of 2007.
              Operating income for Crowley Maritime’s Liner Services segment is expected to increase between $4.9 million and $5.5 million in the first quarter of 2007 from the first quarter of 2006. The change is attributable to an increase of 6.4% in the average revenue per twenty-foot equivalent, or TEU, consisting of rate increases for services and fuel surcharges that was partially offset by a decrease of 4.0% in container and noncontainer volume which is primarily due to a continued downturn in the Puerto Rico market.

              Crowley Maritime’s internal projections for 2007 included in this Offer to Purchase are consistent with the preliminary results for the first quarter of 2007 included above.
     (6)      The Offer to Purchaser, in “The Tender Offer—Section 9. Source and Amount of Funds”, is hereby amended to read in its entirety as follows:
              The total amount of funds required to consummate the Offer and Merger and to pay related fees and expenses is estimated to be approximately $99,000.000. The funds are expected to be provided from Crowley Maritime’s available cash ^ and from a ^ new five-year $180 million revolving credit agreement with banks and other financial institutions (the “Revolving Credit Agreement”). Crowley Maritime has the option to increase the amount that can be drawn to $250 million so long as it obtains sufficient lender participation. Interest is based on either a Eurodollar or Bank Base rate plus, in either case, an applicable margin that varies based on the ratio of Total Debt (as defined in the Revolving Credit Agreement) to earnings before interest, taxes, depreciation, amortization and rent expense (as defined in the Revolving Credit Agreement). Outstanding letters of credit ^ amounting to $36.3 million on April 20, 2007 were transferred to the Revolving Credit Agreement, which left available borrowings of $143.7 million under the Revolving Credit Agreement.
              The Revolving Credit Agreement places customary limitations on Crowley Maritime indebtedness, liens, guaranties, sales of assets, mergers, loans, dividends and transactions with affiliates and also includes financial covenants requiring Crowley Maritime to maintain: (1) a Leverage Ratio (as defined in the Revolving Credit Agreement) of not greater than ^ 3.0 to 1.0; (2) a Total Debt (as defined in the Revolving Credit Agreement) to earnings before interest, taxes, depreciation, amortization and rent expense (as defined in the Revolving Credit Agreement) ratio on a rolling four quarter basis of not greater than ^ 4.0 to 1.0; ^ (3) a consolidated earnings before interest, taxes, depreciation and amortization (as defined in the Revolving Credit Agreement) to net interest ratio on a rolling four quarter basis of not less than 3.5 to 1.0; and (4) Minimum Liquidity (as defined in the Revolving Credit Agreement) of not less than $35 million. While Crowley Maritime is prohibited from repurchasing shares of any class of capital stock or declaring or paying any dividend, it may repurchase common stock from employee stock ownership plans and pay dividends in any twelve-month period at a combined cost not to exceed ^ $15.0 million. Crowley Maritime’s obligations under the Revolving Credit Agreement are secured by certain vessels. The Revolving Credit Agreement also provides for payments to the lenders and/or the administrative agent of quarterly commitment and other customary fees. ^ The Offer is not conditioned on any financing arrangements.
     (7)      The Offer to Purchase, in “The Tender Offer—Section 13. Certain Conditions of the Offer”, is hereby amended as follows:
              (i)      The introductory clause to paragraph (5) is amended to read in its entirety as follows: “At anytime on or after March 19, 2007, and prior to the ^ expiration of the Offer, any of the following events shall occur:”
              (ii)      Subparagraphs (a) and (b) under paragraph 5 are hereby amended to read in their entirety, respectively, as follows:

(a)     any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in a writing received by Crowley Maritime in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), cash flows, operations, licenses, franchises, permits, authorizations, results of operations or prospects of Crowley Maritime or any of its subsidiaries which has or might reasonably be expected to have a material adverse effect on Crowley Maritime and its subsidiaries taken as a whole (a “Material Adverse Effect”), or results or might reasonably be expected to result in a material diminution in the value of the Securities or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer or the Merger (a “Diminution in Value”); or
(b)     any government or governmental authority or agency, whether domestic, foreign or supranational, or any industry self-regulatory organization (a “Governmental Entity”), shall have instituted or threatened in a writing received by Crowley Maritime any action, proceeding, application, claim or counterclaim, sought or obtained any judgment, order or injunction, or taken any other action, which (i) challenges the acquisition by the Purchaser (or any affiliate of the Purchaser) of any Securities pursuant to the Offer, the Merger or otherwise restrains, prohibits or materially delays the making or consummation of the Offer or the Merger, prohibits the performance of any of the contracts or other arrangements entered into by the Purchaser (or any affiliate of the Purchaser) in connection with the acquisition of the Securities or Crowley Maritime, seeks to obtain any material amount of damages, or otherwise directly or indirectly materially and adversely affects the Offer or the Merger, (ii) seeks to prohibit or limit materially the ownership or operation by Crowley Maritime or the Purchaser (or any affiliate of the Purchaser) of all or any material portion of the business or assets of the Crowley Maritime and its subsidiaries taken as a whole or to compel Crowley Maritime, Thomas B. Crowley, Jr. or the Purchaser (or any affiliate of the Purchaser) to dispose of or to hold separate all or any material portion of the business or assets of Crowley Maritime and its subsidiaries taken as a whole as a result of the transactions contemplated by the Offer or the Merger, (iii) seeks to impose any material limitation on the ability of Crowley Maritime, Thomas B. Crowley, Jr. or the Purchaser (or any affiliate of the Purchaser) to conduct Crowley Maritime’s or any subsidiary’s business or own such assets, (iv) seeks to impose or confirm any material limitation on the ability of Thomas B. Crowley, Jr. or the Purchaser (or any affiliate of the Purchaser) to acquire or hold, or to exercise full rights of ownership of, any Securities, including the right to vote such Securities on all matters properly presented to the stockholders of Crowley Maritime, (v) seeks to require divestiture by Thomas B. Crowley, Jr. or the Purchaser or any of their affiliates of all or any of the Securities, (vi) otherwise has or might reasonably be expected to have a Material Adverse Effect or results or might reasonably be expected to result in a Diminution in Value, or (vii) seeks to impose any condition to the Offer unacceptable to the Purchaser in its reasonable discretion; or
              (iii)      Subparagraph (g) under paragraph 5 is hereby deleted in its entirety, and subparagraph (h) thereof is renumbered to read in its entirety as follows:
“(^g)     The Board of Directors of Crowley Maritime or the Special Committee shall have determined to oppose the Offer and/or the Merger.”
     (8)      Further, “Item 4. Terms of the Transaction” on Schedule TO is particularly amended to include “The Tender Offer—Section 13. Certain Conditions to the Offer” as incorporated by reference therein.

Item 12. Exhibits
     Item 12 of the Schedule TO is amended and supplemented as set forth below.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.*

(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).

(a)(5)	Opinion of FMV Opinions, Inc., dated March 16, 2007 (incorporated by reference from Exhibit (c)(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).

(b)(i)	Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (incorporated by reference from Exhibit b(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13 E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).

(d)(i)	Subscription Agreement dated February 22, 2007, between Crowley Newco Corporation and Thomas B. Crowley, Jr.*

(d)(ii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Christine S. Crowley, Crowley Asset Management, L.P., The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley, The Crowley Family Generation-Skipping Trust U/T/A Dated 12/04/91, and The Marital Trust Under The Thomas B. Crowley Trust.*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CROWLEY NEWCO CORPORATION
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President

(Name and Title)
April 25, 2007

(Date)
THOMAS B. CROWLEY, JR.
/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.

(Name)
April 25, 2007

(Date)
CHRISTINE S. CROWLEY
/s/ Christine S. Crowley

Christine S. Crowley

(Name)
April 25, 2007

(Date)
MOLLY M. CROWLEY
/s/ Molly M. Crowley

Molly M. Crowley

(Name)
April 25, 2007

(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 19, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to Stockholders of Crowley Maritime Corporation from the Chairman and President of Crowley Newco Corporation.*

(a)(1)(viii)	Letter from D.F. King & Co., Inc. to Crowley Maritime Corporation stockholders.*

(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.*

(a)(1)(x)	Information in respect of preliminary financial results and information regarding new revolving credit agreement (incorporated by reference from Current Report on Form 8-K filed with the Securities and Exchange Commission dated April 20, 2007, File No. 000-04717).

(a)(5)	Opinion of FMV Opinions, Inc., dated March 16, 2007 (incorporated by reference from Exhibit (c)(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).

(b)(i)	Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1.2 to the Issuer’s Form 10-K Annual Report for the fiscal year ended December 31, 2003, File No. 000-49717).*

(b)(ii)	Joinder Agreement, dated April 4, 2006, to Second Amended and Restated Credit Agreement dated February 27, 2004 (incorporated by reference from Exhibit No. 10.1 to the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, File No. 000-49717).*

(b)(iii)	Credit Agreement dated April 20, 2007 (incorporated by reference from Exhibit b(iii) to Amendment No. 5 to the Transaction Statement on Schedule 13 E-3 filed with the Securities and Exchange Commission on April 25, 2007, File No. 000-04717).

(d)(i)	Subscription Agreement dated February 22, 2007 between Crowley Newco Corporation and Thomas B. Crowley, Jr.*

(d)(iii)	Contribution Agreement dated March 16, 2007, between Crowley Newco Corporation and Crowley Maritime Corporation Retirement Stock Plan, the Crowley Maritime Corporation Stock Savings Plan and the Crowley Maritime Corporation Employee Stock Ownership Plan.*

(d)(iv)	Stipulation and Agreement of Compromise, Settlement and Release dated March 19, 2007, Franklin Balance Sheet Investment Fund v. Crowley, Civil Action No. 888-N (incorporated by reference from Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(v)	Amendment No. 8 to the Crowley Maritime Corporation Retirement Stock Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.2 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vi)	Amendment No. 3 to the Crowley Maritime Corporation Stock Savings Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

(d)(vii)	Crowley Maritime Corporation Employee Stock Ownership Plan, Amendment No. 3 to the 2005 Plan effective as of March 16, 2007 (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K Report filed with the Securities and Exchange Commission on March 19, 2007, File No. 000-04717).*

*	Previously filed.